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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Buttercup Creek Blvd Unit 202
(No. and Street)

Cedar Park	TX	78613
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Angnardo — 330-299-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Angnardo _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmieri, Angnardo & Co., Inc. _____ , as of _____ January 25 _____ , 20 _19_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



ABHA SINGH
Notary ID #128551940
My Commission Expires
March 20, 2023

_____
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PALMIERI, ANGNARDO & CO., INC.

FINANCIAL STATEMENTS
JUNE 30, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE FOR PUBLIC INSPECTION

PALMIERI, ANGNARDO & CO., INC.

INDEX TO FINANCIAL STATEMENTS
JUNE 30, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Palmieri, Angnardo & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc. as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palmieri, Angnardo & Co., Inc.'s management. Our responsibility is to express an opinion on Palmieri, Angnardo & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmieri, Angnardo & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Palmieri, Angnardo & Co., Inc.'s auditor since 2019.

Austin, Texas
September 25, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

PALMIERI, ANGNARDO & CO., INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2019

Assets		
Cash and cash equivalents	$	14,068
Receivables		
Clearing Organizations		1,461
Others		-
Total Assets		15,529
Liabilities		
Payables		
Clearing Organizations	$	182
Others		5,637
Total Liabilities		5,819
Stockholders' equity		
Common stock - no par value, 100 shares authorized 100 shares issued and outstanding		-
Paid in capital		11,145
Retained earnings		(1,435)
Total stockholders' equity	$	9,710
Total Liabilities & Stockholders' Equity	$	15,529

The accompanying notes are in integral part of these financial statements.

PALMIERI, ANGNARDO & CO., INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2019

NOTE 1: <u>NATURE OF BUSINESS</u>

Palmieri, Angnardo & Co., Inc. (the Company) was incorporated under the laws of the State of Ohio on July 1, 2003 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Cedar Park, Texas. The company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Recent Accounting Pronouncements
Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on July 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after July 1, 2018 and (ii) all existing revenue contracts as of July 1, 2018 through a cumulative adjustment to equity.

PALMIERI, ANGNARDO & CO., INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
June 30, 2019

In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize the revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Revenue Recognition

Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Tax

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of June 30, 2019. The Company has not changed any of its tax accrual estimates. The company files U.S. federal and U.S. state tax returns

NOTE 3: <u>FEDERAL INCOME TAX</u>

The Company's operations are designed to break even, having no – or minimal profit each year; therefore deferred taxes are fully reserved There are no permanent or temporary timing differences other than net operating loss carry forwards.

NOTE 4: LITIGATION

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 5: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 6: RELATED PARTY TRANSACTIONS

During the year, the company incurred $6,412 under an Expense Sharing Agreement with the two shareholders of the Company. Under the Agreement the shareholders from time to time will assume certain broker-dealer liabilities and expenses. The expenses expected include but are not limited to: rent, utilities, technology, legal, insurance, or accounting, and audit expenses. The expenses are actual expenses incurred by the shareholder.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital and net capital requirements of $9,710 and $5,000, respectively, which was $4,710 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.60 to 1.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2019, the date of the Report of Independent Registered Public Accounting Firm.